Filed Pursuant To Rule 433

Registration No. 333-275079

July 7, 2024

AUDACY: KDWN-AM: Grayscale’s Craig Salm on Harris Poll Findings

View source at app.criticalmention.com

HEATHER VEIL, ODYSSEY LAS VEGAS PUBLIC AFFAIRS: Speaking with Craig Salm chief legal officer at Grayscale Investments. As Congress discusses pieces of legislation crypto currency is once again in the news and a recent survey from Grayscale Investments and the Harris Poll found that nearly half of likely American voters believe some of their future investment portfolio will include crypto. Craig, thank you so much for being here today.

HEAD OF LEGAL, GRAYSCALE INVESTMENTS, CRAIG SALM: Hi Heather it’s great to be here today thank you so much for having me on the show.

VEIL: So more and more people are aware of crypto currency, but in a nutshell what exactly is it?

SALM: That's a great question you know it's often helpful to start from the basics of what is crypto. At its core crypto is a digital asset that allows someone to send money anywhere across the world 24/7 without the traditional banking infrastructure. With that, comes a lot more efficiencies and reductions in cost because you don’t have things like paying banks and intermediary banks and so on so it's a very valuable technology and something that we thought was important for our investors, the public at large, to know how likely American voters were thinking of it going into the upcoming election. And so we recently conducted phase two of a three part survey with the Harris Poll which is one of the longest sending pollsters in the US. The methodology consisted of nearly eighteen hundred likely American voters across all demographics and one of the key findings which you mentioned is that more than half of likely American voters do view crypto as being a part of their portfolio in the future. So I think is it's clear that crypto is definitely on the mind of likely American voters coming into the upcoming election

VEIL: Yeah and how do different demographics view crypto, including those in various generations, political parties or geographical locations?

SALM: Yeah so one of the key findings is that crypto is very much a bipartisan or really a non partisan issue as we like to say. It is both of interest to Republicans and Democrats that is something that Grayscale has also found from our own personal experience of going down to D.C., meeting with members of congress on both sides of the aisle in both the House and the Senate. I think it makes a lot of sense crypto is a technology at its core it's something that can be used to disintermediate banks and democratize finance and engage in it a much less costly in a more efficient way so really no reason why one political party should be more or less in support of this asset class and technology. In terms of the demographics of the likely American voters, there was more interest in the younger generations and I think that also makes sense because those are individuals who grew up in a digital world and so for them having a digital money is really something as are easy to grasp, relative to what you might see in older generations. But nonetheless that top line data point of numerous voters being in a new crypto in the upcoming election I think is really the one to hone in on.

VEIL: And what about geographical locations is it pretty evenly spread across the country?

SALM: We didn't see any particular focus on one geography or the other. With Harris Poll methodology was weighted to get a really fair view of likely American voters across the country.

VEIL: Got it so now we do know that crypto currency is often requested in various consumer scams and crypto is also allegedly used on the dark web, so some people might view it is having a bad reputation. What would you say to them?

SALM: I think with any new technology it's often that you will see bad actors want to use the technology in a bad way. Before crypto it was you know early stages of the internet before that it was things like credit cards. All those technologies we will agree do have a lot of value and so I think it's important to focus on those bad actors and find out how we can run that activity as opposed to viewing the underlying technology itself as the thing that's causing that bad behavior. On the Grayscale side, we've used tools like Chainalysis and Elliptic which are blockchain providers that law enforcement has also been able to use to combat any bad behavior that takes place on these crypto networks. So I think you know that's my immediate response to that and I think education is very important to learn about the asset class how it can be used for good as part of these meetings that Grayscale often has on the Hill what members of Congress we're educating them about how we can be used to do things like democratize finance open up markets. Crypto is in need of being more regulated and Grayscale very much feels like we're on the forefront of that as well. One of the key milestones that happened earlier this year was the approval of a regulated investment vehicle called an exchange traded fund that held Bitcoin. That was a key milestone because now you have Bitcoin being further brought into the regular perimeter which will further prevent that kind of bad behavior that you mentioned. It brings more surveillance, more transparency and then therefore more trust to the overall asset class. So I think the thing is education is really important and we very much would like to continue to be a resource to any individual who wants to learn about the asset classes as well.

VEIL: Okay I thought that Grayscale had ETFs that held Bitcoin several years ago?

SALM: We have a fund, it is called Grayscale Bitcoin Trust trades under the ticker symbol GBTC. It's true that that vehicle has existed for many years we launched it in 2013 but given the state of US regulation as it relates to crypto we weren't able to have what is really optimal way to invest any asset class, the exchange traded fund, the Securities and Exchange Commission had some concerns about the asset class that we've helped work through over the years and ultimately this past January we were able to work with them to receive approval for the first time for Bitcoin ETFs and as a part of that we turned our Grayscale Bitcoin Trust, which is really more like at closed end fund not quite yet and ETF, into an ETF today so that is now one of the largest Bitcoin vehicles in the world. It's held across all fifty states representing all different types of investors so again I go through the fact that was a very key pivotal moment for bringing Bitcoin further into the regulatory perimeter.

VEIL: Yeah, okay. so why should people consider adding cryptocurrency including bitcoin to their portfolio?

SALM: So, one of the other findings that we saw was inflation was consideration for concern for American voters going to the polls this election more than two times any other concern that was mentioned. And if inflation is a concern something like bitcoin and crypto asset classes that have been able to serve as a hedge against inflation. The reason why is because unlike the U. S. dollar which could have supply being increased based on the actions of a government bitcoin has a fixed supply and so it is actually deflationary. There’s a fix supply schedule that’s built into the code where once every four years the rate of Bitcoin decreases by half. We actually just went through one of those halving cycles a couple of months ago and so that I can do to show the market that this halving is very much a real thing and a lot investors have looked at Bitcoin for that reason as a hedge against inflation

VEIL: Okay so we've talked about how various voters view cryptocurrency and how it's a nonpartisan issue but what role specifically do you see crypto potentially playing in the upcoming election?

SALM: I think given that American voters continue to want to see a candidate that is aware about crypto and understands how it works is, is one of those reasons. Compared to phase one of our study, we're seeing more Americans want crypto to be more regulated and want a candidate to as I mentioned you know be aware about crypto and have an informed view on it. The fact those numbers are increasing I think goes to show that crypto’s becoming more of a consideration for likely American voters and that's why it's becoming something of interest for the upcoming election.

VEIL: Okay so where can people go if they want to find out more information about cryptocurrency in general and then more information about Grayscale investments or investing in cryptocurrency?

SALM: Yep so our website grayscale.com is a great resource for education on crypto. grayscale.com/electionsis the URL that will take you directly to our Harris Poll survey, there you can see phase one and phase two findings and we're looking forward to phase three which will be conducting closer to election in November.

VEIL: Nice okay so grayscale.com is the website for Grayscale investments grayscale.com you can find out more about cryptocurrency including Bitcoin and if you're interested in the Harris Poll survey that we've been talking about today grayscale.com/electionsis the place to go if you look at the results from the first two portions and then the third one is coming up closer to the election so grayscale.com/electionsand we've been speaking today with Craig Salm he's the chief legal officer at Grayscale Investments and Craig I really appreciate you being here with kind of the nut shell version of what cryptocurrency is what the new legislations are and why it could be a good investment for people so it's been great chatting to you today and learning more about this so thank you so much.

Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.